SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

   CARE INVESTMENT TRUST INC.
(Name of Issuer)

   Common Stock, $0.001 par value per share
(Title of Class of Securities)

  141657106
(CUSIP Number)

Brian Jakelow
SAB Capital Management, L.P.
767 Fifth Avenue, 21st Floor
New York, NY 10153
                                212-457-8010
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

  December 2, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 141657106	Page 2 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SAB CAPITAL PARTNERS, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	- 0 -
	8.	Shared Voting Power	2,015,013
	9.	Sole Dispositive Power	- 0 -
	10.	Shared Dispositive Power	2,015,013
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,015,013
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 10.06%*
14.	Type of Reporting Person: PN

*Based upon 20,021,359 shares of Common Stock outstanding (See Item 5)

SCHEDULE 13D

CUSIP No.: 141657106	Page 3 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SAB CAPITAL PARTNERS II, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	- 0 -
	8.	Shared Voting Power	41,702
	9.	Sole Dispositive Power	- 0 -
	10.	Shared Dispositive Power	41,702
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,702
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0.21%
14.	Type of Reporting Person: PN

SCHEDULE 13D

CUSIP No.: 141657106	Page 4 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SAB OVERSEAS MASTER FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	- 0 -
	8.	Shared Voting Power	771,684
	9.	Sole Dispositive Power	- 0 -
	10.	Shared Dispositive Power	771,684
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 771,684
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 3.85%
14.	Type of Reporting Person: PN

SCHEDULE 13D

CUSIP No.: 141657106	Page 5 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SAB CAPITAL ADVISORS, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	- 0 -
	8.	Shared Voting Power	2,828,399
	9.	Sole Dispositive Power	- 0 -
	10.	Shared Dispositive Power	2,828,399
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,828,399
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 14.13%
14.	Type of Reporting Person: OO

SCHEDULE 13D

CUSIP No.: 141657106	Page 6 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SAB CAPITAL MANAGEMENT, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	- 0 -
	8.	Shared Voting Power	2,828,399
	9.	Sole Dispositive Power	- 0 -
	10.	Shared Dispositive Power	2,828,399
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,828,399
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 14.13%
14.	Type of Reporting Person: PN

SCHEDULE 13D

CUSIP No.: 141657106	Page 7 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SAB CAPITAL MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	- 0 -
	8.	Shared Voting Power	2,828,399
	9.	Sole Dispositive Power	- 0 -
	10.	Shared Dispositive Power	2,828,399
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,828,399
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 14.13%
14.	Type of Reporting Person: OO

SCHEDULE 13D

CUSIP No.: 141657106	Page 8 of 18 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SCOTT A. BOMMER
2.	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	- 0 -
	8.	Shared Voting Power	2,828,399
	9.	Sole Dispositive Power	- 0 -
	10.	Shared Dispositive Power	2,828,399
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,828,399
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 14.13%
14.	Type of Reporting Person: IN

Page 9 of 18 Pages

This Statement on Schedule 13D (“Schedule 13D”) relates to shares of Common Stock, par value $0.001 (“Common Stock”), of Care Investment Trust Inc., a Maryland corporation (the “Company”):

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates to is the Common Stock.  The address of the principal executive office of the Company is 505 Fifth Avenue, 6th Floor, New York, New York 10017.

Item 2.	Identity and Background

(a)     This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)     SAB Capital Partners, L.P., a Delaware limited partnership (“SAB”);

ii)   SAB Capital Partners II, L.P. , a Delaware limited partnership  (“SAB II”, and together with SAB, the “Domestic Partnerships”);

iii)   SAB Overseas Master Fund, L.P. , a Cayman Island limited partnership (the “Master Fund”, and together with the Domestic Partnerships, the “SAB Funds”);

iv)   SAB Capital Advisors, L.L.C., a Delaware limited liability company (the “General Partner”);

v)    SAB Capital Management, L.P. , a Delaware limited partnership (the “Investment Manager”);

vi)   SAB Capital Management, L.L.C. , a Delaware limited liability company (the “IMGP”); and

vii)  Scott A. Bommer (“Mr. Bommer”).

(b)     The business address of each of the Reporting Persons is 767 Fifth Avenue, 21st Floor, New York, New York 10153.

(c)     The General Partner’s principal business is serving as the general partner of each of the SAB Funds.  The Investment Manager’s principal business is serving as the investment manager of each of the SAB Funds.  The IMGP’s principal business is serving as the general partner of the Investment Manager.  Mr. Bommer’s principal business is serving as the managing member of each of the General Partner and the IMGP.

(d)     During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 10 of 18 Pages

(f)     Mr. Bommer is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons expended an aggregate of approximately $39,427,882 of investment capital to purchase the 2,828,399 shares of Common Stock beneficially owned by the Reporting Persons. Such shares were acquired directly from the underwriters in the Company’s initial public offering, were acquired in the ordinary course of business, and are held in margin accounts, maintained at various broker-dealers, which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.	Purpose of Transaction

Prior to the date hereof, the Reporting Persons had on file with the Securities and Exchange Commission (the “Commission”) a Schedule 13G with respect to their beneficial ownership of the Common Stock.

The Reporting Persons purchased the Common Stock for investment purposes in the ordinary course of business.  The Reporting Persons intend continually to monitor their investment in the Common Stock by evaluating the Company’s operations, prospects, business development, management, risk profile and capital structure, as well as the Company’s competitive position and strategic direction.   The Reporting Persons have in the past and may in the future engage in discussions with management and the Board of Directors of the Company to discuss the Reporting Persons’ views concerning the business, operations, and future plans of the Company, as well as its capital structure (including stock buy-backs), leverage, assets, risk management and the exercise by the Company of its contractual rights (including under contracts with CIT Healthcare LLC).  In connection therewith, the Reporting Persons may enter into a confidentiality agreement with the Company.  The Reporting Persons may also discuss such matters with other shareholders, investors, industry analysts and investment and financing professionals.   As a result of the foregoing, the Reporting Persons may be deemed to hold the Common Stock with a purpose or effect of changing or influencing control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are filing this Schedule 13D with respect to their investment in the Company.

Depending on various factors, including the Company’s financial position and strategic direction, actions taken by the Board of Directors, discussions with the Company’s management and/or board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, dispose of, in open market or privately negotiated transactions, some or all of their Common Stock, engage in short-selling or hedging or similar transactions with respect to the Common Stock and/or continue to hold the Common Stock. Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to change their intention with respect to the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Page 11 of 18 Pages

Item 5.	Interest in Securities of the Issuer

The ownership percentages disclosed herein are based upon the Company having 20,021,359 shares of Common Stock outstanding, and assume that the repurchase of 1,000,000 shares of Common Stock disclosed in the Company’s Current Report on Form 8-K dated December 1, 2008, has been consummated.

(a)     The Reporting Persons may be deemed to beneficially own, in the aggregate, 2,828,399 shares of Common Stock, representing approximately 14.13% of the Company’s outstanding Common Stock.  The Investment Manager, the General Partner, the IMGP and Mr. Bommer own directly no shares of Common Stock.  Pursuant to an investment management agreement, the Investment Manager holds investment and voting power with respect to securities held by the SAB Funds.  Mr. Bommer as the managing member of the IMGP controls the Investment Manager, and as the managing member of the General Partner controls the SAB Funds.  By reason of the provisions of Rule 13d-3 of the Act, each of the General Partner, the Investment Manager, the IMGP and Mr. Bommer may be deemed to own beneficially 2,828,399 shares of Common Stock.

(b)     None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

     (i)     SAB has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,015,013 shares of Common Stock, constituting 10.06% of such class of securities;

    (ii)     SABII has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 41,702 shares of Common Stock, constituting 0.21% of such class of securities;

     (iii)   the Master Fund has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 771,684 shares of Common Stock, constituting 3.85% of such class of securities;

      (iv)          the General Partner has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,828,399 shares of Common Stock, constituting 14.13% of such class of securities;

       (v)          the Investment Manager has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,828,399 shares of Common Stock, constituting 14.13% of such class of securities;

       (vi)         the IMGP has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,828,399 shares of Common Stock, constituting 14.13% of such class of securities; and

        (vii)       Mr. Bommer has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,828,399 shares of Common Stock, constituting 14.13% of such class of securities.

(c) The following table sets forth all transactions with respect to the Common Stock effected during the past 60 days by any of the Reporting Persons.  Except as otherwise noted below, all such transactions were sales of shares of Common Stock effected in the open market (the table excludes commissions paid in the per share prices).

Page 12 of 18 Pages

Name of Reporting Person	Date of Transaction	No. of Shares Sold	Sale Price per Share

SAB II	October 14, 2008	12	$11.65
Master Fund	October 14, 2008	188	$11.65
SAB II	October 14, 2008	80	$11.60
Master Fund	October 14, 2008	1,220	$11.60
SAB II	October 20, 2008	54	$11.50
Master Fund	October 20, 2008	846	$11.50
SAB II	October 29, 2008	18	$11.36
Master Fund	October 29, 2008	283	$11.36
SAB II	October 29, 2008	84	$11.06
Master Fund	October 29, 2008	1,316	$11.06
SAB II	October 31, 2008	1,267	$11.15
Master Fund	October 31, 2008	20,033	$11.15
SAB II	October 31, 2008	773	$11.15
Master Fund	October 31, 2008	12,358	$11.15
SAB II	November 3, 2008	71	$11.21
Master Fund	November 3, 2008	1,229	$11.21
SAB II	November 3, 2008	37	$11.20
Master Fund	November 3, 2008	640	$11.20
SAB II	November 4, 2008	55	$11.00
Master Fund	November 4, 2008	945	$11.00
SAB II	November 4, 2008	163	$10.44
Master Fund	November 4, 2008	2,832	$10.44

(d)     No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

None.

Item 7.	Material to be filed as Exhibits.

The following Exhibits A and B are attached hereto.

Page 13 of 18 Pages

Exhibit A:     Joint Filing Agreement

Exhibit B:  Power of Attorney to Brian Jackelow from Scott A. Bommer

Page 14 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2008	SAB CAPITAL PARTNERS, L.P.
	By:	SAB Capital Advisors, L.L.C., General Partner

	By:	/s/ Brian Jackelow
Brian Jackelow, attorney-in-fact for Scott A. Bommer, managing member of SAB Capital Advisors, L.L.C.

SAB CAPITAL PARTNERS II, L.P.
By:	SAB Capital Advisors, L.L.C., General Partner

By:	/s/ Brian Jackelow
Brian Jackelow, attorney-in-fact for Scott A. Bommer, managing member of SAB Capital Advisors, L.L.C.

SAB OVERSEAS MASTER FUND, L.P.
By:	SAB Capital Advisors, L.L.C., General Partner

By:	/s/ Brian Jackelow
Brian Jackelow, attorney-in-fact for Scott A. Bommer, managing member of SAB Capital Advisors, L.L.C.

SAB CAPITAL ADVISORS, L.L.C.
By:	/s/ Brian Jackelow
Brian Jackelow, attorney-in-fact for Scott A. Bommer, managing member of SAB Capital Advisors, L.L.C.

SAB CAPITAL MANAGEMENT, L.P.
By:	SAB Capital Management, L.L.C., General Partner

By:	/s/ Brian Jackelow
Brian Jackelow, attorney-in-fact for Scott A. Bommer, managing member of SAB Capital Management, L.L.C.

SAB CAPITAL MANAGEMENT, LLC.
By:	/s/ Brian Jackelow
Brian Jackelow, attorney-in-fact for Scott A. Bommer, managing member of SAB Capital Advisors, L.L.C.

Page 15 of 18 Pages

SCOTT A. BOMMER
By:	/s/ Brian Jackelow
Brian Jackelow, attorney-in-fact for Scott A. Bommer

Page 16 of 18 Pages

EXHIBIT A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.001 per share, of the Company (as defined in the attached Schedule 13D), and agrees that this agreement be included as an Exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this agreement as of this 4th day of December, 2008.

SAB CAPITAL PARTNERS, L.P.
By:	SAB Capital Advisors, L.L.C., General Partner

By:	/s/ Brian Jackelow
Brian Jackelow, attorney-in-fact for Scott A. Bommer, managing member of SAB Capital Advisors, L.L.C.

SAB CAPITAL PARTNERS II, L.P.
By:	SAB Capital Advisors, L.L.C., General Partner

By:	/s/ Brian Jackelow
Brian Jackelow, attorney-in-fact for Scott A. Bommer, managing member of SAB Capital Advisors, L.L.C.

SAB OVERSEAS MASTER FUND, L.P.
By:	SAB Capital Advisors, L.L.C., General Partner

By:	/s/ Brian Jackelow
Brian Jackelow, attorney-in-fact for Scott A. Bommer, managing member of SAB Capital Advisors, L.L.C.

SAB CAPITAL ADVISORS, L.L.C.
By:	/s/ Brian Jackelow
Brian Jackelow, attorney-in-fact for Scott A. Bommer, managing member of SAB Capital Advisors, L.L.C.

Page 17 of 18 Pages

SAB CAPITAL MANAGEMENT, L.P.
By:	SAB Capital Management, L.L.C., General Partner

By:	/s/ Brian Jackelow
Brian Jackelow, attorney-in-fact for Scott A. Bommer, managing member of SAB Capital Management, L.L.C.

SAB CAPITAL MANAGEMENT, LLC.
By:	/s/ Brian Jackelow
Brian Jackelow, attorney-in-fact for Scott A. Bommer, managing member of SAB Capital Advisors, L.L.C.

SCOTT A. BOMMER
/s/ Brian Jackelow
Brian Jackelow, attorney-in-fact for Scott A. Bommer

Page 18 of 18 Pages

EXHIBIT B

POWER OF ATTORNEY

         KNOW ALL MEN BY THESE  PRESENT, that I, Scott A. Bommer, hereby make, constitute and appoint Brian Jackelow as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal  capacity or (b) in my capacity as managing member of or in other capacities with SAB Capital Advisors, L.L.C., a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or SAB Capital Advisors, L.L.C., all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or  required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to  the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial  ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

         All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

         This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

         IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 3rd day of December 2008.

/s/ Scott A. Bommer
Scott A. Bommer